SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN JANUARY 8 AND FEBRUARY 4, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Yes 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934). Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Press release dated January 29, 2003 chinadotcom Provides Update on Share Repurchase Program

1.2	Press release dated January 23, 2003 CDC Software Expands its VAR Network in China

1.3	Press release dated January 21, 2003 CDC Software’s PowerHRP Awarded As One of the Most Influential eHR Software Brands in China

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2003

CHINADOTCOM CORPORATION

By:	/s/ Daniel Widdicombe
Daniel Widdicombe Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Press release dated January 29, 2003 chinadotcom Provides Update on Share Repurchase Program

1.2	Press release dated January 23, 2003 CDC Software Expands its VAR Network in China

1.3	Press release dated January 21, 2003 CDC Software’s PowerHRP Awarded As One of the Most Influential eHR Software Brands in China